

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2018

Li-Lan Cheng
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

> **Re: Leju Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2017**
> **Filed April 26, 2018**
> **File No. 001-36396**

Dear Mr. Cheng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2017

Item 3. Key Information
Non-GAAP Financial Measures, page 3

1. We note that certain adjustments to "Adjusted net income (loss)" and "Adjusted net income (loss) attributable to Leju Holdings Limited shareholders" have been presented net of tax. Please revise future filings to clearly explain and present the income tax effects of such adjustments separately. Reference is made to Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities